CUSIP No. 502079106	13D/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LMI AEROSPACE, INC.

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

502079106

(CUSIP Number)

Gregory L. Summe

Glen Capital Partners

800 South St. Suite 160

Waltham, MA 02453

(617) 229-6321

with a copy to:

Leonard A. Pierce, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 2, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 502079106	13D/A

(1)	Names of Reporting Persons Glen Capital Partners Focus Fund, L.P. (f/k/a Glen Capital Partners Fund I, L.P.)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

(6)	Citizenship or Place of Organization. Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power. 0

	(8)	Shared Voting Power. 1,422,789

	(9)	Sole Dispositive Power. 0

	(10)	Shared Dispositive Power. 1,422,789

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,422,789 (see Attachment A)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11). 10.8% (see Attachment A)

(14)	Type of Reporting Person (See Instructions). PN

CUSIP No. 502079106	13D/A

(1)	Names of Reporting Persons Glen Capital Partners GP LLC (f/k/a Glen Capital Partners GP I LLC)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

(6)	Citizenship or Place of Organization. Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power. 0

	(8)	Shared Voting Power. 1,422,789

	(9)	Sole Dispositive Power. 0

	(10)	Shared Dispositive Power. 1,422,789

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,422,789 (see Attachment A)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11). 10.8% (see Attachment A)

(14)	Type of Reporting Person (See Instructions). OO

CUSIP No. 502079106	13D/A

(1)	Names of Reporting Persons Glen Capital Partners LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

(6)	Citizenship or Place of Organization. Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power. 0

	(8)	Shared Voting Power. 1,422,789

	(9)	Sole Dispositive Power. 0

	(10)	Shared Dispositive Power. 1,422,789

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,422,789 (see Attachment A)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11). 10.8% (see Attachment A)

(14)	Type of Reporting Person (See Instructions). OO

CUSIP No. 502079106	13D/A

(1)	Names of Reporting Persons Gregory L. Summe

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

(6)	Citizenship or Place of Organization. USA

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power. 4,399

	(8)	Shared Voting Power. 1,422,789

	(9)	Sole Dispositive Power. 4,399

	(10)	Shared Dispositive Power. 1,422,789

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,427,188 (see Attachment A)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11). 10.8% (see Attachment A)

(14)	Type of Reporting Person (See Instructions). IN

CUSIP No. 502079106	13D/A

Item 1.	Security and Issuer.

This Amendment No. 1 amends, supplements and restates (as applicable) the statement on Schedule 13D that was filed with the Securities and Exchange Commission (the “SEC”) on June 16, 2014 (the “Original Filing”) and relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the common stock, par value $0.02 per share (the “Common Stock”), of LMI AeroSpace, Inc., a Missouri Corporation (the “Issuer”). The address of the principal executive office of the Issuer is 411 Fountain Lakes Blvd., St. Charles, Missouri 63301.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

Subsection (a) of Item 2 of the Original Filing is hereby amended and restated to read in its entirety as follows:

(a)         This statement is filed by: Glen Capital Partners Focus Fund, L.P. (the “Fund”); Glen Capital Partners LLC (the “Manager”); Glen Capital Partners GP LLC  (the “General Partner”); and Gregory L. Summe (“Mr. Summe”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Pursuant to the provisions of General Instruction C to Schedule 13D, information in Items 2 through 6 of this Schedule 13D is provided with respect to the General Partner and Mr. Summe.

There are no amendments to subsections (b) through (e) of  Item 2 of the Original Filing.

Subsection (f) of Item 2 of the Original Filing is hereby amended and restated to read in its entirety as follows:

(f)           Citizenship:

Glen Capital Partners Focus Fund, L.P.	Delaware, United States of America
Glen Capital Partners LLC	Delaware, United States of America
Glen Capital Partners GP LLC	Delaware, United States of America
Gregory L. Summe	United States of America

Additional information concerning the Reporting Persons is set forth on Attachment A hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented with the following:

On August 4, 2014, Mr. Summe was granted 4,339 shares of restricted stock of the Issuer in connection with his appointment and continued service on the Issuer’s Board of Directors.

On June 2, 2015 the Fund purchased 200,000 shares of restricted common stock of the Issuer from The Ronald S. Saks Revocable Trust U/T/A Dated 6/21/91 for a purchase price of $2,000,000 pursuant to a Stock Purchase and Transfer Agreement dated as of June 2, 2015. Such shares were acquired with working capital of the Fund.

CUSIP No. 502079106	13D/A

Item 4.	Purpose of Transaction.

Item 4 of the Original Filing is hereby amended and restated to read in its entirety as follows:

The shares of Common Stock reported herein were initially acquired solely for investment purposes. While none of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, structure or capitalization of the Issuer, Mr. Summe serves on the Issuer’s Board of Directors. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons of shares of the Issuer’s Common Stock or other securities of the Issuer held by such stockholders.

Mr. Summe owns 4,399 shares of Common Stock in his individual capacity. Mr. Summe, as the sole member of the Adviser and General Partner, Mr. Summe may be deemed to share voting and dispositive power with respect to the shares held by the Fund.  Mr. Summe hereby disclaims beneficial ownership of the shares of Common Stock held by the Fund, except to the extent of his pecuniary interest therein.  See Attachment A for more details.

The Reporting Persons may seek information from management and the Issuer’s Board of Directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4.

Other than as described above, the Reporting Persons do not have any current plans or proposals which would result in any of the following:

(a)         the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)         an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)         any change in the present Issuer’s board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)          any material change in the present capitalization or dividend policy of the Issuer;

(f)           any other material change in the Issuer’s business or corporate structure;

(g)          changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)         causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)             a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)            any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Filing is hereby amended and restated to read in its entirety as follows:

The aggregate percentage of shares of Common Stock reported beneficially owned by each person named herein has been determined in accordance with SEC rules and is based upon 13,185,778 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on May 4, 2015.  The applicable SEC rules generally

CUSIP No. 502079106	13D/A

attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Common Stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Report.

A.                                    Glen Capital Partners Focus Fund, LP

(a)         As of the closing of business on June 2, 2015, the Fund was the record owner and beneficial owner of 1,422,789 shares of the Issuer’s Common Stock, representing a beneficial ownership interest of approximately 10.8% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	1,422,789

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	1,422,789

(c) The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D, which is incorporated herein by reference.

(d)  Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)          Not applicable.

Please see Attachment A for additional information.

B.                                    Glen Capital Partners GP LLC

(a)         In its capacity as general partner of the Fund, the General Partner may be deemed to be the beneficial owner of 1,422,789 shares of the Issuer’s Common Stock, representing a beneficial ownership interest of approximately 10.8% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	1,422,789

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	1,422,789

(c)          The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D, which is incorporated herein by reference.

(d)   Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)          Not applicable.

Please see Attachment A for additional information.

C.                                    Glen Capital Partners LLC

(a)         In its capacity as the adviser of the Fund, the Adviser may be deemed to be the beneficial owner of 1,422,789 shares of the Issuer’s Common Stock, representing a beneficial ownership interest of approximately 10.8% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	1,422,789

CUSIP No. 502079106	13D/A

3.	Sole power to dispose or direct the disposition:	0

4.	Shared power to dispose or direct the disposition:	1,422,789

(c)          The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D, which is incorporated herein by reference.

(d)   Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)          Not applicable.

Please see Attachment A for additional information.

D.                                    Gregory L. Summe

(a)         In his capacity as the sole member of each of the Adviser and the General Partner, Mr. Summe may be deemed to be the beneficial owner of 1,422,789 shares of the Issuer’s Common Stock. Additionally, in his individual capacity, he is the beneficial owner of 4,399 shares of the Issuer’s Common Stock. Such amounts represent an aggregate beneficial ownership interest of approximately 10.8% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	4,399

	2.	Shared power to vote or direct vote:	1,422,789

	3.	Sole power to dispose or direct the disposition:	4,399

	4.	Shared power to dispose or direct the disposition:	1,422,789

(c)          The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D, which is incorporated herein by reference.

(d)         Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)          Not applicable.

Please see Attachment A for additional information.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no amendments to Item 6 of the Original Filing.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement

CUSIP No. 502079106	13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Gregory L. Summe
Gregory L. Summe, individually, and as sole member of Glen Capital Partners LLC and Glen Capital Partners GP LLC for itself and as the general partner of Glen Capital Partners Focus Fund, L.P.